ClearingBid Inc.
and subsidiary

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2021
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

ClearingBid Inc.
and subsidiary

Table of Contents



Independent Auditor's Report

June 12, 2023
To: Board of Directors of ClearingBid Inc.
Attn: Matt Venturi, CEO
Re: 2022-2021 Consolidated Financial Statement Audit – ClearingBid Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of ClearingBid Inc. and its subsidiary ClearingBid Markets Inc., which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ClearingBid Inc. and subsidiary as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of ClearingBid Markets Inc., a wholly owned subsidiary, which statements reflect total assets constituting 1 percent and 1 percent, respectively, of consolidated total assets at December 31, 2022 and 2021, and total revenues constituting 0 percent (neither company had revenue) and 100 percent, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ClearingBid Markets Inc., is based solely on the report of the other auditors.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ClearingBid Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearingBid Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ClearingBid Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ClearingBid Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
June 12, 2023

CLEARINGBID, INC AND SUBSIDIARY
BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$49,375	$1,489,812
Accounts Receivable	-	10,000
Prepaids	3,336	2,394
Other Current Assets	1,762	349
Total Current Assets	**54,473**	**1,502,555**
Other Assets		
Intangible, net	396,475	289,663
Platform	2,311,971	1,653,701
Total Other Assets	**2,708,447**	**1,943,365**
Total Assets	**$ 2,762,920**	**$3,445,919**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 31,819	$ 493,129
Credit Cards	58,737	16,149
Accrued Payroll	5,062	23,723
Current portion of Convertible notes	-	2,389,369
Related Party Loans	1,040,000	1,040,000
Accrued Interest	180,354	640,905
Other Current Liabilities	-	1,700,000
Total Current Liabilities	**1,315,972**	**6,303,276**
Total Liabilities	**1,315,972**	**6,303,276**
Stockholders' Equity		
Common Stock, $0.0001 par value; 30,000,000 authorized; 8,612,378 and 1,500,025 issued and outstanding as of December 31, 2022 and 2021, respectively.	861	150
Additional Paid in Capital - Common Stock	2,901,259	-
Preferred Stock, $0.0001 par value; 18,000,000 authorized; 12,204,538 and 7,800,000 issued and outstanding as of December 31, 2022 and 2021, respectively.	1,220	780
Additional Paid in Capital - Preferred Stock	2,393,865	149,120
Additional Paid in Capital - Stock Options	5,110	5,110
Retained Earnings	(3,855,368)	(3,012,517)
Total Stockholders' Equity	**1,446,949**	**(2,857,356)**
Total Liabilities and Stockholders' Equity	**$ 2,762,920**	**$ 3,445,919**

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC AND SUBSIDIARY
INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	$ -	$ 56,000
Operating Expenses		
Advertising and marketing	23,540	6,476
General and administrative	103,979	38,973
Salaries and wages	409,230	77,885
Rent	56,236	64,151
Professional services	163,678	184,908
Depreciation and amortization	23,954	9,400
Total Operating Expenses	**780,615**	**381,792**
Other Income/(Expense)		
Other income/expense	-	-
Interest expense	(52,236)	(157,181)
Bad Debt	(10,000)	-
Total Other Income/(Expense)	**(62,236)**	**(157,181)**
Net Income (Loss)	**$ (842,851)**	**$ (482,973)**

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC AND SUBSIDIARY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Audited)

	Common Stock		Additional Paid in Capital - Common Stock	Preferred Stock		Additional Paid in Capital - Preferred Stock	Additional Paid in Capital - Stock Options	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)		Shares	Value ($ par)				
Balance as of December 31, 2020	1,500,025	$150	$-	7,800,000	$780	$149,120	$5,110	$ (2,529,544)	$ (2,374,384)
Net loss	-	-	-	-	-	-	-	(482,973)	(482,973)
Balance as of December 31, 2021	1,500,025	150	-	7,800,000	780	149,120	5,110	(3,012,517)	(2,857,356)
Conversion of Convertible notes	7,112,353	711	2,901,259	-	-	-	-	-	2,901,970
Issuance of Preferred Stocks	-	-	-	4,404,538	440	2,244,745	-	-	2,245,196
Net loss	-	-	-	-	-	-	-	(842,851)	(842,851)
Balance as of December 31, 2022	8,612,378	$861	$2,901,259	12,174,268	$1,220	$2,393,865	$5,110	$ (3,855,368)	$ 1,446,949

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (842,851)	$ (482,973)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Interest Expense	52,236	157,181
Amortization	23,954	9,400
Changes in operating assets and liabilities:		
Accounts receivable	10,000	(10,000)
Prepaids	(942)	(766)
Other Current Assets	(1,414)	3,353
Accounts payable	(461,310)	473,304
Credit Cards	42,587	14,425
Accrued Payroll	(18,661)	(10,597)
Other Current Liabilities	-	(10,000)
Accrued expenses	-	-
Net cash provided by (used in) operating activities	**(1,196,401)**	**143,328**
Cash Flows from Investing Activities		
Patents	130,766	171,790
Platform	658,270	823,151
Net cash used in investing activities	**789,036**	**994,942**
Cash Flows from Financing Activities		
Repayments on convertible note	(10,000)	-
Issuance of convertible notes	25,000	100,000
Issuance of related party loans	-	400,000
Pre-issuance of preferred stock	-	1,700,000
Issuance of preferred stock	530,000	-
Net cash used in financing activities	**545,000**	**2,200,000**
Net change in cash and cash equivalents	**(1,440,437)**	**1,348,386**
Cash and cash equivalents at beginning of period	1,489,812	141,425
Cash and cash equivalents at end of period	**$ 49,375**	**$ 1,489,812**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

Noncash transactions

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

ClearingBid, Inc. was incorporated in the state of Delaware on April 5, 2012. The Company is a new public offering network which developed a price discovery tool yielding the true market price and provides broad, democratized distribution where individual or institutional investors can participate in the new issue process. Included in these combined financial statements are operations of ClearingBid, Inc. and its wholly-owned subsidiary (collectively, which may be referred to as the "Company," "we," "us," or "our"), ClearingBid Markets Inc. ("Subsidiary"). The Company's headquarters are in Stamford, Connecticut.

ClearingBid Markets, Inc. was incorporated in the state of Delaware on March 20, 2015. The Subsidiary's principal operation is to engage in private placement activity and advisory services. The Subsidiary is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016.

Since its inception, the Company has relied on contributions from owners, and investors to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12) and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Other Current Liabilities

The Company received funds from an equity sale prior to the issuance of the stock as of December 31, 2021. The Company considers the balance to be a liability until the stock was issued at which time the liability converted to equity. As of December 31, 2021, the balance was $1,700,000.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022, and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2022, as the Company had no taxable income.

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company follows these steps in recognizing revenue from its contracts with customers:

> Step1: Identify the contract with the customer
> Step 2: Identify the performance obligations in the contract
> Step 3: Determine the transaction price
> Step 4: Allocate the transaction price to the performance obligations
> Step 5: Recognize revenue as the Company satisfies a performance obligation

Placement Fees

Revenues from placement fees are the Company's only revenue stream and are recorded in accordance with the terms of the service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue from placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the transaction at that point. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the Customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We have evaluated and determined the effect that the updated standard will have on the financial statements and related disclosures are immaterial.

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PATENTS

The Company capitalized expenses related to patents and amortizes the expense over a 20-year useful life. On December 31, 2022, and 2021 the balance consists of the following:

	2022	2021
Patent	458,134	327,369
Accumulated Depreciation	(61,659)	(37,705)
Total	$ 396,475	$ 289,663

For the years ended December 31, 2022, and December 31, 2021, the Company had $23,954 and $9,400 of amortization expenses, respectively.

NOTE 4 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2022, and December 31, 2021, the Company capitalized software development costs related to the Company's platform of $278,603 and $823,141, respectively (see Note 2). The Company has not begun to amortize the balance as the platform has not become available for general release to customers.

Capitalized software development costs on December 31, 2022, and 2021 consist of the following:

	2022	2021
External Software	2,311,971	1,653,701
Accumulated Amortization	-	-
	$ 2,311,971	$ 1,653,701

NOTE 5 – CONVERTIBLE NOTES

Before 2021 the Company entered into $1,339,369 of unsecured convertible promissory notes ("Notes") with maturity two years from the agreement date, accruing at 5% interest per annum. If the Company does not pay the Notes before the maturity date, all principal and accrued interest shall be due and payable on demand at any time.

Additionally, before 2021, the Company entered into $650,000 of unsecured demand convertible promissory notes ("Demand Notes"), accruing at 5% interest per annum. All unpaid principal and accrued interest shall be due and payable on demand made by the holder at any time after the loan date.

In 2021, the Company entered into $400,000 of unsecured demand convertible promissory notes ("2021 Demand Notes"), accruing at 5% interest per annum. All unpaid principal and accrued interest shall be due and payable on demand made by the holder at any time after the loan date. Conversion shall occur at a qualified financing of $2,000,000 or $2,500,000. The Notes and Demand Notes contain a 20% discount on conversion and a valuation cap of $10,000,000. In 2022, the Company completed a qualified financing of $2,500,000 as such the Notes, Demand Notes, and 2021 Demand Notes were converted into 7,112,353 shares of Common Stock

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

In 2022, the Company entered into a $25,000 unsecured demand convertible promissory note ("2022 Demand Note"), accruing at 5% interest per annum. All unpaid principal and accrued interest shall be due and payable on demand made by the holder at any time after the loan date. Conversion shall occur at a qualified equity financing of $2,500,000. The Notes and Demand Notes contain a 20% discount on conversion and a valuation cap of $12,500,000. In 2022, the Company repaid $10,000 of the 2022 Demand Note and converted the unpaid principal and accrued interest of $15,236 into 30,270 shares of preferred stock.

As of December 31, 2022, and December 31, 2021, the Company had a total of $0 and $2,389,369 outstanding notes, respectively, with a total of $0 and $512,551 accrued interest.

NOTE 6 – RELATED PARTY

From time to time, the Company enters into demand convertible promissory notes with founders. These notes accrue at 5% per annum. All unpaid principal and accrued interest shall be due and payable on demand made by the holder at any time after the loan date. Conversion shall occur at a qualified financing of $3,500,000. The Notes and Demand Notes contain a 20% discount on conversion and a valuation cap of $10,000,000. As of December 31, 2022, and December 31, 2021, the Company had a total of $1,040,000 outstanding notes, with a total of $180,354 and $128,354 accrued interest, respectively.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, and plans to file for the period ending December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

The Company is authorized to issue 30,000,000 shares of common stock and 18,000,000 shares of preferred stock at $0.0001 par value.

In 2022, the Company issued 4,374,268 shares of preferred stock as part of the Company's Series A offering. Additionally, as a result, convertible notes and interest totaling 2,901,970 were converted into 7,112,353 shares of Common Stock.

As of December 31, 2022, and December 31, 2021, the Company had 8,612,378 and 1,500,025 shares of common stock, respectively, and 12,174,268 and 7,800,000 shares of preferred stock, respectively, issued and outstanding.

NOTE 9 – EQUITY-BASED COMPENSATION

In 2012, the Company adopted a 2012 Stock Plan ("2012 Plan") which permits the grant or option of shares to its employees for up to 5,000,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

Before 2021, the Company issued 500,000 stock options for common stock with an exercise price of $0.05 per share that vest over four years and expire in ten years. In 2022, the company issued 4,100,000 000 stock options for common stock with an exercise price of $0.44 per share that vest over four years and expire in ten years. As of December 31, 2022, 500,000 stock options had vested. Options convert into shares of common stock. There was nominal fair value

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2022, a total of 4,600,000 options are outstanding. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.05, $ 0.44
Fair value share price	$ 0.05, $ 0.44
Expected volatility	50%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	1.73%
The fair value per share option	$ 0.01, $ 0.09

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2012 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Preferred Stock

In 2023, the Company issued 1,274,512 shares of preferred stock in exchange for $650,000.

Crowdfunded Offering

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $5,000,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.

CLEARINGBID, INC AND SUBSIDIARY
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through June 12, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.